TSX: CCO
NYSE: CCJ
website: cameco.com
currency: Cdn (unless noted)

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Re-enters Underground Development at Cigar Lake
Saskatoon, Saskatchewan, Canada, February 11, 2010 . . . . . . . . . .
Cameco Corporation (TSX: CCO; NYSE: CCJ) announced today that crews safely re-entered the main working level of the Cigar Lake mine, 480 metres below surface, on February 10, 2010.
Prior to re-entry, the mine was fully dewatered and the main shaft refurbished including installation of the ladderway, replacement of electrical and mechanical components, and extension of the in-shaft pumping system. The workings at the 420 metre level, where the last inflow occurred, have been inspected and secured.
Safe access to the 480 metre level has been established and work to inspect, assess and secure the underground development has begun. This work will be followed by restoration of underground mine systems and infrastructure in preparation for resumed construction activities.
“Resuming work underground is a key milestone for the Cigar Lake project,” said Cameco’s president and CEO Jerry Grandey. “We have incorporated the knowledge gained in the Athabasca Basin to systematically and diligently manage this project as we move toward our goal of safe, reliable production.”
Work to secure the underground is expected to be complete before October 2010 depending upon the condition of the mine.
A further update on Cigar Lake will be included in our February 24, 2010 news release announcing Cameco’s 2009 financial results.
Cameco owns 50% and is operator of the Cigar Lake project located in northern Saskatchewan.

Caution Regarding Forward-looking Information and Statements
The above statements regarding our plans and expectations for securing the Cigar Lake mine are forward-looking information and are based upon a number of key assumptions and subject to a number of factors that could cause results to differ materially, which, in addition to others disclosed in our most recent Annual Information Form, include the assumptions that: there are no material delays or disruptions to our plans due to natural phenomena or equipment failure; another water inflow does not occur; there is no failure of the seal for the October 2006 water inflow or for the August 2008 water inflow; there are no labour disputes, or delays in obtaining or failure to obtain the required contractors, equipment, operating parts and supplies, or regulatory permits and approvals; there are no unexpected geological, hydrological or underground conditions; and the risk that any of these assumptions proves incorrect.
If actual results differ materially from the assumptions set out above or if any of the material factors above occur, the time to secure the Cigar Lake mine may differ materially from the expected period of before October 2010 stated above.
Although Cameco believes the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as the result of new information, future events or otherwise, except as required by law.
Qualified Person
The above scientific and technical information for Cigar Lake was prepared under the supervision of Grant Goddard, a professional engineer employed by Cameco as general manager, Cigar Lake project and a qualified person for the purpose of National Instrument 43-101.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639
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